

# ASSOCIATED ESTATES REALTY CORPORATION
## 3[rd] QUARTER EARNINGS

*For Immediate Release*

News Release No.: 09-22
Release Date: October 26, 2009

**Investor Contact:**
Swarup Katuri
(216) 797-8743

**Media Contact:**
Kimberly Kanary
(216) 797-8718

**ASSOCIATED ESTATES REALTY CORPORATION REPORTS THIRD QUARTER RESULTS**
**Same Community NOI Continues to be In-Line with Expectations**

Cleveland, Ohio – October 26, 2009 – Associated Estates Realty Corporation (NYSE: AEC) (NASDAQ: AEC) today reported funds from operations (FFO) for the third quarter ended September 30, 2009 of $0.26 per common share (basic and diluted), compared to $0.31 per common share (basic and diluted), for the third quarter ended September 30, 2008. Total revenue for the third quarter of 2009 was $32.9 million compared with $34.1 million for the third quarter of 2008, a decrease of 3.5 percent.

Net loss applicable to common shares was $3.9 million or $0.23 per common share (basic and diluted) for the third quarter ended September 30, 2009, compared to a net loss applicable to common shares of $4.2 million or $0.26 per common share (basic and diluted) for the third quarter ended September 30, 2008.

"Our third quarter and year-to-date results track to our full year expectations," said Jeffrey I. Friedman, president and chief executive officer. "We believe we are well-positioned to once again deliver top-tier Same Community NOI performance compared to the multifamily peer group in 2009."

A reconciliation of net (loss) income attributable to the Company to FFO and FFO as adjusted, is included in the table at the end of this press release and in the Company's supplemental financial information to be furnished with this earnings release to the Securities and Exchange Commission on Form 8-K.

**Same Community Portfolio Results**
Net operating income (NOI) for the third quarter for the Company's Same Community portfolio declined 2.2 percent as a result of revenue decreasing 2.5 percent and property operating expenses declining 2.9 percent, compared to the third quarter of 2008. Quarter end physical occupancy was 94.6 percent compared to 95.8 percent at the end of the third quarter of 2008. Average net rent per unit for the third quarter for the Same Community portfolio was $917 per month, a 1.1 percent decrease compared to the third quarter of 2008. Net rent per unit for the third quarter for the Company's Same Community Midwest portfolio remained flat compared to the third quarter of 2008, at $828. Net rent per unit for the Company's Same Community Mid-Atlantic portfolio increased 1.4 percent to $1,238, and net rent per unit for the Company's Same Community properties in the Southeast markets decreased 4.6 percent to $987.

On a sequential basis, Same Community revenue grew by 0.4 percent relative to the second quarter of 2009, led by 0.7 percent growth in the Southeast portfolio and 0.4 percent growth in the Midwest portfolio. In the Mid-Atlantic region, revenue for the quarter declined by 0.3 percent, when compared to the second quarter. Average third quarter net rent per unit for the Company's Same Community portfolio decreased by $3 or 0.3 percent to $917 per month.



Additional quarterly financial information, including performance by region for the Company's portfolio, is included in the Company's supplemental fact booklet, which is available on the "Investors" section of the Company's website at www.AssociatedEstates.com, or by clicking on the following link: http://ir.AssociatedEstates.com/results.cfm.

**Year-to-Date Performance**
FFO for the nine months ended September 30, 2009, was $0.94 per common share (basic and diluted) and includes a credit to expenses of $563,000 or approximately $0.03 per common share for a refund of defeasance costs on certain previously defeased loans.  FFO as adjusted for the first nine months of 2009, excludes that credit, and was $0.91 per common share (basic and diluted).

For the nine months ended September 30, 2009, net income applicable to common shares was $5.4 million or $0.33 per common share (basic and diluted) compared to net income applicable to common shares of $31.1 million or $1.92 per common share (basic and diluted) for the period ended September 30, 2008.  The results for the nine-month period ended September 30, 2009, include gains on insurance recoveries of $544,000 or $0.03 per common share, gains on dispositions of properties of $15.4 million or $0.93 per common share and a credit to expenses of $563,000 or approximately $0.03 per common share attributable to a refund of defeasance costs on certain previously defeased loans.  The September 30, 2008 results include gains from property sales of $45.2 million or $2.79 per common share and defeasance and/or prepaid costs of $2.0 million or $0.12 per common share.

NOI for the nine months ended September 30, 2009, for the Company's Same Community portfolio, decreased 2.3 percent resulting from a 1.1 percent decrease in revenue and a 0.5 percent increase in property operating expenses compared to the first nine months of 2008.

A reconciliation of net (loss) income attributable to the Company to FFO and FFO as adjusted, is included in the table at the end of this press release and in the Company's supplemental financial information to be furnished with this earnings release to the Securities and Exchange Commission on Form 8-K.

**2009 Outlook**
The Company has updated its current full year FFO as adjusted guidance range to $1.17 to $1.20 per common share from its previous guidance range of $1.17 to $1.23 per common share.  The Company also announced that it does not intend to acquire any properties for the remainder of the year.  Detailed assumptions relating to the Company's earnings guidance can be found on page 25 of the third quarter 2009 supplemental fact booklet on the Company's website at www.AssociatedEstates.com.

**Conference Call**
A conference call to discuss the results will be held on Tuesday, October 27 at 2:00 p.m. Eastern.  To participate in the call:

**Via Telephone:** The dial-in number is 800-860-2442, and the passcode is "Estates."

**Via the Internet (listen only):**  Access the Company's website at www.AssociatedEstates.com.  Please log on at least 15 minutes prior to the scheduled start time in order to register, download and install any necessary audio software. Select the "Q3 2009 Earnings Webcast" link.  The webcast will be archived through November 10, 2009.


**Company Profile**
Associated Estates is a real estate investment trust ("REIT") and is a member of the Russell 2000. The Company is headquartered in Richmond Heights, Ohio. Associated Estates' portfolio consists of 49 properties containing 12,366 units located in eight states. For more information about the Company, please visit its website at www.AssociatedEstates.com.

### 

FFO and FFO as adjusted are non-Generally Accepted Accounting Principle (GAAP) measures. The Company generally considers FFO and FFO as adjusted to be useful measures for reviewing the comparative operating and financial performance of the Company because FFO and FFO as adjusted can help one compare the operating performance of a company's real estate between periods or to different REITs. A reconciliation of net income (loss) attributable to the Company to FFO and to FFO as adjusted is included in the table at the end of this press release and in the Company's supplemental financial information to be included with this earnings release and furnished to the Securities and Exchange Commission on Form 8-K.

**Safe Harbor Statement**
This news release contains forward-looking statements based on current judgments and knowledge of management, which are subject to certain risks, trends and uncertainties that could cause actual results to vary from those projected, including but not limited to, expectations regarding the Company's 2009 performance, which are based on certain assumptions. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this news release. These forward-looking statements are intended to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The words "expects," "projects," "believes," "plans," "anticipates" and similar expressions are intended to identify forward-looking statements. Investors are cautioned that the Company's forward-looking statements involve risks and uncertainty, that could cause actual results to differ from estimates or projections contained in these forward-looking statements, including without limitation the following: changes in the economic climate in the markets in which the Company owns and manages properties, including interest rates, the ability of the Company to consummate the sale of properties pursuant to its current plan, the overall level of economic activity, the availability of consumer credit and mortgage financing, unemployment rates and other factors; the ability of the Company to refinance debt on favorable terms at maturity; the ability of the Company to defease or prepay debt pursuant to its current plan; risks of a lessening of demand for the multifamily units owned or managed by the Company; competition from other available multifamily units and changes in market rental rates; increases in property and liability insurance costs; unanticipated increases in real estate taxes and other operating expenses; weather conditions that adversely affect operating expenses; expenditures that cannot be anticipated such as utility rate and usage increases, unanticipated repairs and real estate tax valuation reassessments or millage rate increases; inability of the Company to control operating expenses or achieve increases in revenue; the results of litigation filed or to be filed against the Company; changes in tax legislation; risks of personal injury claims and property damage related to mold claims because of diminished insurance coverage; catastrophic property damage losses that are not covered by the Company's insurance; the Company's ability to acquire properties at prices consistent with the Company's investment criteria; risks associated with property acquisitions such as environmental liabilities, among others; changes in or termination of contracts relating to third party management and advisory business; and risks related to the perception of residents and prospective residents as to the attractiveness, convenience and safety of the Company's properties or the neighborhoods in which they are located.

# ASSOCIATED ESTATES REALTY CORPORATION
## *3rd QUARTER EARNINGS*

ASSOCIATED ESTATES REALTY CORPORATION

Financial Highlights

(in thousands, except per share data)

|  | Three Months Ended September 30, | | Nine Months Ended September 30, | |
|---|---|---|---|---|
|  | 2009 | 2008 | 2009 | 2008 |
| Total revenue | $ 32,866 | $ 34,052 | $ 98,004 | $ 97,717 |
| | | | | |
| Net (loss) income attributable to AERC | $ (2,816) | $ (3,043) | $ 9,026 | $ 35,423 |
| Add: Depreciation - real estate assets | 8,071 | 8,175 | 24,571 | 24,299 |
| Depreciation - real estate assets - joint ventures | - | 24 | - | 69 |
| Amortization of intangible assets | 57 | 1,101 | 1,068 | 3,062 |
| Less: Preferred share dividends | (1,049) | (1,201) | (3,149) | (3,603) |
| Gain on disposition of properties/gain on insurance recoveries | 2 | - | (15,955) | (45,203) |
| | | | | |
| Funds from Operations (FFO) [1] | $ 4,265 | $ 5,056 | $ 15,561 | $ 14,047 |
| | | | | |
| Funds from Operations (FFO) as adjusted [2] | $ 4,265 | $ 5,056 | $ 14,998 | $ 16,006 |
| Add: Depreciation - other assets | 374 | 326 | 1,132 | 1,015 |
| Amortization of deferred financing fees | 300 | 320 | 925 | 986 |
| Less: Recurring fixed asset additions | (2,411) | (3,161) | (5,476) | (7,108) |
| | | | | |
| Funds Available for Distribution (FAD) [3] | $ 2,528 | $ 2,541 | $ 11,579 | $ 10,899 |
| | | | | |
| Per share | | | | |
| Net (loss) income applicable to common shares - basic and diluted | $ (0.23) | $ (0.26) | $ 0.33 | $ 1.92 |
| Funds from Operations - basic and diluted [1] | $ 0.26 | $ 0.31 | $ 0.94 | $ 0.87 |
| Funds from Operations as adjusted - basic and diluted [2] | $ 0.26 | $ 0.31 | $ 0.91 | $ 0.99 |
| Dividends per share | $ 0.17 | $ 0.17 | $ 0.51 | $ 0.51 |
| Weighted average shares outstanding - basic and diluted [2] | 16,539 | 16,298 | 16,500 | 16,222 |

(1)    The Company defines FFO as the inclusion of all operating results, both recurring and non-recurring, except those results defined as "extraordinary items" under generally accepted accounting principles (GAAP), adjusted for depreciation on real estate assets and amortization of intangible assets, gains on insurance recoveries and gains and losses from the disposition of properties and land. FFO does not represent cash generated from operating activities in accordance with GAAP and is not necessarily indicative of cash available to fund cash needs and should not be considered an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flow as a measure of liquidity. The Company generally considers FFO to be a useful measure for reviewing the comparative operating and financial performance of the Company because FFO can help one compare the operating performance of a company's real estate between periods or as compared to different REITs. It should be noted, however, that certain other real estate companies may define FFO in a different manner.

(2)    The Company defines FFO as adjusted as FFO, as defined above, plus the add back of defeasance and other prepayment costs/credits of $(563,000) and $2.0 million for the nine months ended September 30, 2009 and 2008, respectively. In accordance with GAAP, these prepayment costs/credits are included as interest expense in the Company's Consolidated Statement of Operations. The Company is providing this calculation as an alternative FFO calculation as it considers it a more appropriate measure of comparing the operating performance of a company's real estate between periods or as compared to different REITs.

(3)    The Company defines FAD as FFO as adjusted, as defined above, plus depreciation other and amortization of deferred financing fees less recurring fixed asset additions. Fixed asset additions exclude development, investment, revenue enhancing and non-recurring capital additions. The Company considers FAD to be an appropriate supplemental measure of the performance of an equity REIT because, like FFO and FFO as adjusted, it captures real estate performance by excluding gains or losses from the disposition of properties and land and depreciation on real estate assets and amortization of intangible assets. Unlike FFO and FFO as adjusted, FAD also reflects that recurring capital expenditures are necessary to maintain the associated real estate.

The full text and supplemental schedules of this press release are available on Associated Estates' website at www.AssociatedEstates.com. To receive a copy of the results by mail or fax, please contact Investor Relations at 1-800-440-2372. For more information, access the Investors section of www.AssociatedEstates.com.